Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated June 11, 2014

(To Preliminary Prospectus dated June 11, 2014)

Registration Statement No. 333-196083

On June 11, 2014, Nicholas Woodman, GoPro, Inc.’s Chief Executive Officer (who is also a selling stockholder in GoPro’s proposed initial public offering (the “IPO”)), sent an email message to employees and certain business affiliates of GoPro advising that a certain number of shares to be offered in the IPO would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below.

Information on, or accessible through, the LOYAL3 Securities, Inc. website or any of the websites cited in either the video or transcript is not part of this Free Writing Prospectus, nor is it part of the preliminary prospectus or registration statement.

Subject: GoPro is Going Public. You’re Invited.

To: Everyone Who Helped Us Get Here

We dream. We all have passionate ideas about what’s possible in this world.

GoPro helps people capture and share their lives, their passions. Like how a day on the mountain with friends is better than one spent alone, the sharing of collective experiences makes our lives more meaningful, more fun.

To all of you who share this sentiment and are fans of GoPro, at our request, the underwriters of our initial public offering have reserved up to 1.5% of the Class A common stock to be offered through the LOYAL3 platform, at the initial public offering price.

The LOYAL3 platform is designed to democratize IPO participation, making it easy and affordable for large numbers of people to purchase shares in our IPO at the same price, and at the same time, as institutions and other large investors. LOYAL3 platform participation is on a first-come, first-served basis.

Individuals can elect to purchase shares in our IPO through LOYAL3 in amounts ranging from $100-$10,000, with no transaction fees. Should you choose to forward this email to your partners, employees and friends, you must do so without changes, in precisely this form (only by email, so hyperlink to the preliminary prospectus is active, and only to U.S. residents).

For more information, or to view a preliminary prospectus and to enroll, click: GoPro IPO through the LOYAL3 Platform.

While with most IPOs “friends and family” are defined as a few select people, with our IPO, you’re all our friends and family.

None of the magic of GoPro happens without you, our passionate customers and fans…and we thank you!

Thank you.

Nick Woodman, CEO

Questions and want to speak to someone from LOYAL3?

Email: support@loyal3.com

Phone: 855-256-9253

Web: www.loyal3.com

GoPro, (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by visiting ipo.loyal3.com/gopro or by requesting a copy from LOYAL3 Securities, Inc., PO Box 26027, San Francisco, CA 94126 or by calling toll-free 855-256-9253.

LOYAL3 Securities, Inc. is a U.S. registered broker-dealer.